March 3, 2026

SiSi Cheng and Jennifer Thompson

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	ESCO Technologies Inc. (the Company)
Form 10-K for the year ended September 30, 2025 Filed December 1, 2025 File No. 001-10596

Dear Ms. Cheng and Ms. Thompson:

This letter sets forth the response of ESCO Technologies Inc. (the “Company”) to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 24, 2026, with respect to the above referenced filing. We have duplicated the comment set forth in the comment letter and have provided our response below.

Form 10-K for the fiscal year ended September 30, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill and Other Long-Lived Assets, page 27

1.	We note the disclosure in your financial statement footnotes that you performed a quantitative impairment analysis related to certain reporting units and a qualitative impairment analysis related to other reporting units and concluded no goodwill was impaired. Given the significance of your goodwill balance, please revise your Critical Accounting Estimates in future filings to clarify whether any of your reporting units are at risk of failing the goodwill impairment test. A reporting unit is at risk of failing the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, please disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:
•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions. This discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please show us your proposed revision in your response. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350 for guidance.

Company Response

In future filings, to the extent applicable, we will include as part of our critical accounting estimate disclosures the fact that no reporting units are at risk of failing the impairment test as they have a fair value that is substantially in excess of carrying value. Our proposed revised wording for this critical accounting estimate is below (changes underlined for emphasis).

Proposed wording in future Form 10-K filings:

Goodwill and Other Long-Lived Assets

Our Management annually reviews goodwill and other long-lived assets for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If we determine that the carrying value of the goodwill and other long-lived assets may not be recoverable, we record a permanent impairment charge for the amount by which the carrying value of the goodwill and other long-lived assets exceeds it fair value. We measure fair value based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in each of our reporting units’ or asset groups’ current business models. Our estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. We believe that Management’s estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At [date of financial statements], no reporting units were at risk of failing the impairment test as they have a fair value substantially in excess of carrying value, and we have determined that no goodwill or other long-lived assets were impaired.

We amortize intangible assets with estimable useful lives over their respective estimated useful lives to their estimated residual values and review them for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

Financial Statements for the Fiscal Year Ended September 30, 2025

Notes to Consolidated Financial Statements

Note 10. Business Segment Information, page F-28

2.	We note that your tabular disclosures of segment information beginning on page F-29 include separate columns for each of the reportable segments, a subtotal column for the reportable segments titled Segment Total, as well as a column for Corporate which is added to arrive at a Total column. It does not appear that your Corporate column qualifies as an operating and reportable segment under ASC 280. As such, the current disclosure appears to result in the presentation of certain amounts that are not required by ASC 280. Please revise your footnote as follows:
•	Reconcile the total of the reportable segments’ measures of segment profit or loss to consolidated income before taxes as required by ASC 280-10-50-30(b). Similarly, revise to reconcile other totals of reportable segments’ amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30.
•	Include amounts attributable to Corporate separately from other reconciling items when reconciling from total reportable segment amounts to consolidated amounts, rather than as currently presented in a separate column. See ASC 280-10-50-15 and ASC 280-10-50-31. See also ASC 280-10-55-48; and
•	Ensure you resulting disclosure does not present consolidated EBIT as currently reflected in the Total column.

Please show us your proposed revision in your response, or explain to us why no revision is needed to comply with ASC 280.

Company Response

As noted in our footnote 10, Business Segment Information, we stated that Corporate is not a reportable segment, but it is included for reconciliation purposes. This is to help the reader reconcile our segment disclosures back to our consolidated statements of operations and balance sheets. In future filings, we will present the segment information in a different manner to reconcile to the consolidated totals, as outlined in Exhibit 1.

If you have any questions or if you require additional information, please do not hesitate to contact me by phone at 314-213-7245 or email at ctucker@escotechnologies.com

Sincerely,

Christopher L. Tucker
Senior Vice President & Chief Financial Officer
ESCO Technologies Inc.

Exhibit 1

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES

Business Segment Information (in thousands)

For Reference - FY 25 Business Segment Disclosures Only

FY 25	A&D	USG	Test	Segment Total
Net Sales	$478,192	379,995	237,201	1,095,388
Cost of sales	296,688	176,976	160,639
SG&A expense	53,050	99,520	38,987
Amortization of intangible assets	1,465	8,563	1,978
Other expense (income), net	1,850	195	1,486
Segment profit (loss)	$125,139	94,741	34,111	253,991

Depreciation and Amortization	$11,714	16,119	5,744	33,577
Segment Assets	409,789	289,505	206,944	906,238
Capital Expenditures	$18,758	9,478	5,048	33,284

Reconciliation of segment profit to Earnings before Income Taxes

Segment profit total from above				$253,991
Less:
Unallocated Corporate SG&A and Other expense (income), net				(42,325)
Unallocated amortization of intangible assets				(41,311)
Interest expense, net				(17,502)
Earnings before Income Taxes				$152,853

Reconciliation of segment depreciation and amortization to consolidated totals

Segment Depreciation and Amortization				$33,577
Add: Corporate Depreciation and Amortization				41,444
Consolidated totals				$75,021

Reconciliation of segment assets to consolidated totals

Segment Assets total				$906,238
Add: Corporate Assets				1,504,150
Consolidated totals				$2,410,388

Reconciliation of segment capital expenditures to consolidated totals

Segment Capital Expenditures				$33,284
Add: Corporate Capital Expenditures				3,038
Consolidated totals				$36,322

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